1000 Corporate Drive Suite 600 « Fort Lauderdale « Florida « 33334 « 954.360.9022

March 23, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	eDiets.com, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-163058)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on a Form S-3, File No. 333-163058, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) as originally filed with the Commission on November 12, 2009.

The Registration Statement was declared effective by the Commission on December 3, 2009, but the Company confirms that no securities of the Company have been sold pursuant to the Registration Statement. The Company requests the withdrawal of the Registration Statement because the Company has replaced it by filing a subsequent registration statement on Form S-3. The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a written copy of the order consenting to the withdrawal of the Registration Statement to the undersigned at 1000 Corporate Drive, Suite 600, Fort Lauderdale, FL 33334 and a facsimile copy to the Company’s legal counsel, Kara L. MacCullough, Esq., facsimile number (305) 679-6311. Should you have questions regarding this matter, please contact the undersigned at (954) 703-6375 or Ms. MacCullough at (954) 525-1000.

Very truly yours,

eDiets.com, Inc.

By:	/s/ Andrew B. Kingston
	Name:	Andrew B. Kingston, Esq.
	Title:	General Counsel